CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

ICICI Bank Ltd. ICICI Bank Towers Bandra-Kurla Complex Bandra (E) Mumbai-400051.

April 26, 2012

VIA EDGAR

Suzanne Hayes
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561
U.S.A.

Re:	ICICI Bank Limited (the “Company” or the “Bank”)
Form 20-F for the fiscal year ended March 31, 2011
Filed September 29, 2011
File No. 001-15002

Dear Ms. Hayes:

This letter is in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Company’s Annual Report on Form 20-F as referenced above, set forth in your letter dated March 22, 2012 to Ms. Chanda Kochhar, Managing Director & CEO of ICICI Bank Limited. Set forth below are the responses to the comments in your letter. For your convenience, each of the Staff’s comments is set forth below and followed by our response.

Risk Factors, page 7
We have a high concentration of loans to certain customers and sectors…, page 18

1.	Please revise your disclosure in future filings to identify the non-bank borrower that accounted for approximately 11.9% of your capital funds.

Response: Indian law, like U.S. law (if ICICI were a U.S. banking entity), prohibits us from disclosing the name of any particular borrower. Item 4 of Industry Guide 3 requires a disclosure of any loans that exceed 10% of total loans, as we have done on page 18 of our Form 20-F, but quite correctly has no specific requirement about the borrower’s name. We do not believe that the borrower’s identity is material to investors, whereas its existence is.

Moreover, it is our view that this disclosure is not required under Form 20-F. Regulation S-K has a requirement relating to a different 10% threshold, but it does not apply here, as explained below.

2012.04.26.1

CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

Under Item 101 of Regulation S-K, a filer must disclose “The name of any customer and its relationship, if any, with the registrant or its subsidiaries shall be disclosed if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of the registrant’s consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole.” The revenue concept is not really relevant to the banking sector where the relevant revenue measure is interest income and the risk is non-repayment of the loan. The interest income from the borrower is 0.01% of interest income for fiscal 2011 and the loan is 0.1% of total assets as of March 31, 2011. Most importantly, Item 101 of Regulation S-K applies to Part I of Form 10-K, but not to Form 20-F. The equivalent requirement in Form 20-F (in Item 4. Information on the Company, B. Business overview, 6) does not have any 10% revenue disclosure requirement.

[**redacted**]

Business, page 33

Funding, page 51

2.
We note your disclosure on page 52, as well as throughout your filing, that the average balances presented related to your foreign branches is presented on a fortnightly basis and that average balances related to subsidiaries is calculated on the average of quarterly balances outstanding. Please revise your disclosures to present this information on a daily basis. If providing daily averages is either unwarranted or would cause undue expense, please tell us why in your response. Additionally, as part of your response, please clarify the percentage of the disclosed balances that are not calculated on a daily average basis. Refer to Instruction 4 of the General Instructions to Industry Guide 3.

Response: We are a diversified financial services group providing a wide range of banking and financial services, including life and general insurance, venture capital and private equity, investment banking, broking and treasury products and services. We operate in various geographies through our overseas branches and overseas subsidiaries. Our consolidated financial statements for fiscal 2011 included the results of overseas branches operating in eight geographies and 33 other legal entities which include 24 subsidiaries and other consolidated entities, eight associates and a jointly controlled entity. These entities maintain separate books of accounts and use separate accounting systems. Hence, daily balances of these group entities at the consolidated level are not available in a single consolidated accounting system.

We prepare consolidated financial statements only quarterly, and collect data for our subsidiaries at the end of each quarter. We collect data for our overseas branches more often (on a fortnightly basis and at month-ends) because Indian regulations require us to make certain regulatory reports to the Reserve Bank of India on a fortnightly basis.

2012.04.26.2

CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

For these reasons, collection of data of our subsidiaries and overseas branches on a daily basis would involve undue burden and expenses.

For the year ended fiscal 2011, the percentages of disclosed interest earning assets and interest bearing liabilities not calculated on a daily basis and calculated on a daily basis are:

	Calculated on a basis that is
	Other-Than-Daily			Daily
	Fortnightly (i.e., overseas branches)	Quarterly (i.e., consolidated entities)	Total	(i.e., domestic branches)
Interest-earning assets	14%	18%	32%	68%
Interest bearing liabilities	17%	15%	32%	68%

Since a major portion of averages is computed on the basis of daily averages and a further significant portion of averages is computed on a fortnightly basis, we believe that the disclosed averages are representative of our operations, as required by Instruction 4 of the General Instructions to Industry Guide 3, are not materially different from daily averages, and are sufficient for investors to make informed investment decisions.

As our systems become more aligned, we will explore the feasibility of presenting the averages for our subsidiaries on a more frequent basis than the average of quarterly balances outstanding.

Risk Management, page 54

Quantitative and Qualitative Disclosures About Market Risk, page 62

3.
We note your tabular presentation of the asset-liability gap position as of March 31, 2011 on page 63. Your disclosure in the table indicates that you have included fixed assets, and it appears that the majority of these do not mature or re-price as noted in the disclosure in footnote 1 to your table. We also note your disclosures on page F-16 that these assets consist of premises, other fixed assets including furniture and fixtures and assets given on lease. Please tell us how you concluded that fixed assets were market risk sensitive assets such that it was appropriate to include them in your market risk disclosures. Refer to Item 305(a)(1)(i)(A)(1) of Regulation S-K.

Response: We will exclude these items in the tabular presentation of the asset-liability gap position from our future filings.

2012.04.26.3

CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

Equity Risk, page 65

4.
You disclose that you control equity risk in the trading portfolio through Value-at-Risk (VaR). Since this appears to be a material indicator of potential risk in your trading portfolio, please revise your disclosures in future filings to disclose the results of your VaR model. Refer to Item 305(a) of Regulation S-K.

Response: We will include the results of our VaR model for the equity risk in our trading portfolio in our future filings.

Liquidity Risk, page 66

5.
We note your disclosure on page 68 that you have a board approved liquidity stress testing framework, under which you estimate your liquidity position under a range of scenarios. Please expand this disclosure in future filings to discuss the time horizon the stress scenarios measure. Additionally, expand this disclosure to discuss whether the results of these tests indicated that you had sufficient liquidity under each of the stress scenarios performed.

Response: We will appropriately expand the disclosure in our future filings.

Collateral - Completion, Perfection and Enforcement, page 76

6.
You disclose that, in general, your loans are over collateralized. Please revise your disclosures in future filings to describe the factors considered in making that assessment. Discuss here, or under your collateral management disclosure on page 159, whether you update loan to value ratios on a regular basis and if so, please revise to disclose how often these ratios are updated. If this process varies by loan type, please provide this disclosure separately by loan type.

Response: We will appropriately expand the disclosure in our future filings.

Classification of Loans, page 81

Non-Performing Assets, page 86

7.
We note that changes in non-performing loans is due to several factors, including reclassification to performing, sales, payments and charge-offs, etc. For purposes of clarity so a reader may understand the amounts associated with each factor that contributes to the levels of non-performing loans, please revise future filings to include a tabular roll forward of these loans.

Response: We will include a roll forward of non-performing loans in our future filings. For each period before fiscal year-end 2010, “reclassification to performing” and “payments” will be disclosed on a net basis for retail loans because we do not have details for these factors separately before fiscal year-end 2010.

2012.04.26.4

CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

8.	Please revise your future filings to include disclosure of any potential problem loans. Refer to Item III.C.2 of Industry Guide 3.

Response: We will appropriately expand the disclosure in our future filings.

Provision for Loan Losses, page 89

9.	Please revise your tabular disclosure in future filings to present the charge-offs and recoveries recorded for each individual loan category. Refer to Instruction (3) of Item IV.A of Industry Guide 3.

Response: We will appropriately expand the disclosure in our future filings. For each period before fiscal year-end 2010, “addition” and “recovery” will be disclosed on a net basis for retail loans because we do not have details for these factors separately before fiscal year-end 2010.

10.
On page 90, you disclose that you “experienced a sharp decline in net additions to gross retail non-performing loans in fiscal 2011 due to the measures initiated by the bank to curb delinquencies and improved collection practices from the second half of fiscal 2009.” Please revise your future filings to provide a general description of what these measures are and how you improved your collection practices.

Response: We will appropriately expand the disclosure in our future filings.

Selected Consolidated Financial and Operating Data, page 103

Operating Results Data, page 104

11.
In your tabular disclosure of selected financial data disclosed on page 106, you present cost-to-income and cost-to-assets ratios. From your description of these measures in footnotes nine and ten to the table, it appears that these may be non-GAAP measures as defined by Item 10(e) of Regulation S-K. Please tell us how you concluded that these disclosures were not required. Alternatively, please provide these disclosures in future filings.

Response: We will appropriately expand the disclosures in our future filings.

Selected US GAAP Financial Data, page 107

12.
Please refer to our previous comment 12 in our letter dated July 8, 2011. We note your response and your revised disclosures in footnote 5 of your tabular presentation. In future filings, please revise your tabular presentation to disclose a measure more consistent with operating revenues, such as net interest income,

2012.04.26.5

CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

or total revenues (net interest income plus total non-interest revenues) for each of the five years presented. In this regard, it is not entirely clear from your disclosure what “operating profit before provisions” represents under US GAAP but it would appear to exclude operating expenses, except for the provision for loan losses, in the calculation of the metric. Please refer to Item 3.A.2 of the Instructions to Form 20-F.

Response: In our disclosure, the operating profit before provisions represents net interest income plus total non-interest revenues minus non-interest (operating) expenses. We will revise our disclosure in future filings to instead include total income (net interest income plus total non-interest revenues) as a measure of operating revenue for each of the five years presented.

Capital Commitments, page 151

13.
We note that you have not included some of your long-term obligations within the contractual obligations table. For example, it would appear that your insurance contract liabilities of Rs. 644 billion, term deposits and pension payments represent future cash obligations. We believe the inclusion of these liabilities in the contractual obligation table will provide investors with a clear snapshot of your anticipated liquidity requirements. As such, please revise your contractual obligation table in future filings to include these items, as well as any other long-term obligations that will require cash payment in the future.

Response: We will appropriately expand the disclosure in our future filings.

Capital Resources, page 153

Liquidity Risk, page 156

14.
Please revise your future filings to disclose the impact of a credit downgrade on your ability to access funding. Discuss whether you would experience increased collateral requirements and if so, discuss the impact of those requirements on your ability to access funding.

Response: We will appropriately expand the disclosure in our future filings.

15.
We note your disclosure that you maintain a portfolio of liquid assets and also monitor your net liquid assets as part of your liquidity management function. In future filings please expand this disclosure to show the calculation of liquid assets and net liquid assets, both at the balance sheet dates, and the average amounts outstanding during the periods. Additionally, please expand the discussion to provide the amount of unutilized repurchase/refinance lines which

2012.04.26.6

CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

are fully available as of the balance sheet date, with a discussion of the situations where you may be unable to access the uncommitted facilities.

Response: We will appropriately expand the disclosure in our future filings.

16.
We note your disclosure on page 158 that there are restrictions on the use of liquidity maintained by your UK and Canada subsidiaries to meet your overall liquidity needs. In future filings, please disclose whether you have complied with the minimum requirements throughout each of the years. Please also clarify whether there are minimum liquidity pool requirements or liquidity buffer requirements that must be maintained by any of your foreign subsidiaries, and if so, please disclose those minimum levels and the actual levels held by those entities.

Response: We will appropriately expand the disclosure in our future filings.

Consolidated Financial Statements, page F-1

Schedules forming part of the Consolidated Accounts, page F-20

Schedule 18: Notes Forming Part of the Accounts, page F-36

9. Staff Retirement Benefits, page F-47

17.
Your assumption of the salary escalation rate decreased to 1.5% in 2011 from 7.0% in 2010 under Indian GAAP, but for US GAAP purposes for similar plans the rate of compensation increases appears to remain at 7% per your disclosure on page F-119. Please revise your future filings, either here or in management’s discussion and analysis, to discuss the factors driving the change in assumption and the impact that the change in assumption had on the related expense.

Response: We will enhance management’s discussion and analysis in our future filings to discuss the factors driving the change in assumption and the impact that the change in assumption had on the related expense.

Schedules forming part of the Consolidated Financial Statements, page F-58

13. Derivatives, page F-71

18.
We note your disclosure on page F-73 that certain of your derivative instruments contain credit-risk-related contingent features that would require you to make payments to the counterparty in the case of various credit events like bankruptcy, insolvency, payment default and delinquency of the underlying

2012.04.26.7

CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

asset. Please revise future filings to provide the disclosures outlined in ASC 815-10-50-4H(c)-(f).

Response: We will appropriately expand the disclosure in our future filings.

16. Segmental Information, page F-77

19.
We note your presentation of segment information on pages F-77 to F-79 under Indian GAAP. We also note your discussion on page F-52 that all liabilities are transfer priced to a central treasury unit which pools all funds and lends to the business units at appropriate rates on the relevant maturity of the assets being funded after adjusting for regulatory reserve requirements. Therefore, please tell us, and expand your disclosure in future filings as appropriate, to discuss why segment liabilities for your retail banking segment are significantly greater than the segment assets for all periods presented. Please also explain why the segment liability balance for the retail banking segment increases significantly between March 31, 2010 and March 31, 2011, while the segment asset balance actually decreases during this period.

Response: We have discussed on page F-52 of 20-F that the liabilities sourced by other business segments are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded. The measure of revenue presented in our disclosure includes the impact of interest income or expense allocated by the central treasury unit to the other segments for the transfer priced funds. However, the assets and liabilities presented in our disclosure are external assets and liabilities and do not include the transactions with the central treasury unit.

Our commercial banking operations for retail customers include both retail lending and deposit taking. Prior to fiscal 2009, the Indian banking system as a whole saw significant expansion of retail credit and accordingly, we increased our financing to the retail segment during these years. During fiscal 2009, given the volatile economic environment, we tightened our lending norms and followed a conscious strategy of moderation of retail disbursements, especially in the unsecured retail loans segment. Consequently, our retail segment assets declined during year ended fiscal 2009, while the retail segment liabilities did not decline in similar proportion and were at a higher level than the assets at March 31, 2009.

During fiscal 2010, as part of one of the key elements of our business strategy, we increased the proportion of retail deposit liabilities, which are generally lower cost liabilities. During the same year, loans in the retail banking segment declined due to moderation in retail loan growth in the system, our strategy of reducing our unsecured retail loan portfolio and repayments and prepayments from our existing retail portfolio. Consequently, the retail segment liabilities were higher than the assets at March 31, 2010.

During fiscal 2011, the retail banking segment maintained its focus on strengthening its deposit franchise, reflecting an increase in the retail deposit base. During the same year,

2012.04.26.8

CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

we focused on lending to selected credit segments in the retail banking segment, such as mortgages and secured retail loans. However, the loans in the retail banking segment declined during fiscal 2011, primarily due to higher repayments and prepayments in the portfolio relative to new loan disbursements.

For the reasons mentioned above, the segment liabilities for our retail banking segment were significantly greater than the segment assets for all periods presented.

During fiscal 2011, we grew our overall balance sheet size as compared to fiscal 2010. At the same time, we pursued a conscious strategy of increasing the share of low cost current and savings account deposits and re-balancing the funding mix. This resulted in significant increase in segment liability balance for the retail banking segment at March 31, 2011 as compared to March 31, 2010. However, the loans in the retail banking segment declined during the same period for factors mentioned above.

We will appropriately expand the disclosure in our future filings.

20. Differences between Indian GAAP and US GAAP, page F-87

2. Stockholders’ equity reconciliation, page F-88

20.
We note your disclosure of the Rs. 33,151.8 million reconciling difference between Indian GAAP and US GAAP related to business combinations. This difference represents a Rs. 31,011.5 million increase from the difference at March 31, 2010 and contrasts with a small difference due to business combinations noted in the net income reconciliation on page F-87. We note your disclosure on page F-92 that the difference may be due, at least in part, to the fact that the difference between the purchase consideration and the fair value of net assets acquired was added to reserves under Indian GAAP versus recognized as goodwill and other intangible assets under US GAAP. However, per your disclosure on page F-9, it appears that this amount may only be Rs. 2,098.0 million. Your disclosure on page F-92 also indicates that other differences drive the reconciling item under US GAAP, including merger expenses, employee retirement benefit expense and deferred taxes. Given the significance of the adjustment to the stockholders’ equity reconciliation, in future filings please enhance your disclosure to separately quantify the drivers of the difference and expand your discussion of the cause of the differences in policy under US GAAP and Indian GAAP.

Response: We will enhance our disclosure in future filings to quantify the significant differences in the stockholders’ equity reconciliation.

a) Allowance for Loan Losses, page F-89

21.	Your disclosure on page 159 indicates that you record adjustments, referred to

2012.04.26.9

CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

as “haircuts” to account for possible future fluctuations in the value of collateral in line with the requirements specified by the Reserve Bank of India guidelines. Please tell us how you consider collateral values in your determination of your allowance for loan losses under US GAAP and clarify whether these haircuts are also included in your estimate of the severity of loss under US GAAP. If so, please tell us how you concluded that the inclusion of these haircuts did not create an additional US GAAP reconciling item.

Response: The discussion on page 159 in Form 20-F regarding collateral valuation is with reference to the capital adequacy computations as prescribed by the Reserve Bank of India in its Master Circular on Prudential Guidelines on Capital Adequacy and Market Discipline - New Capital Adequacy Framework (NCAF).We have disclosed on page 159 that as stipulated by the Reserve Bank of India guidelines, the Bank uses the comprehensive approach for collateral valuation for capital adequacy computations. Under this approach, the Bank reduces its credit exposure to counterparty when calculating its capital requirements to the extent of risk mitigation provided by the eligible collateral as specified in the Basel II guidelines. The Bank adjusts the value of any collateral received to account for possible future fluctuations in the value of the collateral in line with the requirements specified by the Reserve Bank of India guidelines for capital adequacy computation. These adjustments, also referred to as ‘haircuts’, to produce volatility-adjusted amounts for collateral, are reduced from the exposure to compute the capital charge based on the applicable risk weights.

These guidelines, which require the adjustment of both the amount of the exposure to the counterparty and the value of any collateral received in support of that counterparty to take account of possible future fluctuations in the value of either, occasioned by market movements, and require the banks in India to use the standard supervisory haircuts, using parameters set by the Basel Committee, are not applicable for ascertaining the value of the collateral for making loan loss provisioning under Indian GAAP.

The computation of loan loss provisions under US GAAP is based on the present value of future cash flows from the operations of the borrower. In the case of collateral-dependent loans, the Company considers the fair value of the collateral while computing loan loss provisions. The Company further considers estimated costs to sell the collateral on a discounted basis. We believe that no further haircut is required in the estimate of loan loss provisions under US GAAP.

Accordingly, since the haircuts in the value of the collateral are applied by us only for capital adequacy computations and not for computing loan loss allowances, under either Indian GAAP or US GAAP, these haircuts do not create an additional US GAAP reconciling item.

22.	Please revise your future filings to provide a description of how management

2012.04.26.10

CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

considers historical losses and existing economic conditions in estimating your allowance for loan losses for US GAAP purposes by portfolio segment. Refer to 310-10-50-11B(a)(1).

Response:  We will appropriately expand the disclosure in our future filings.

23.	Please revise your future filings to provide a description of the risk characteristics of each portfolio segment. Refer to ASU 310-10-50-11B(a)(2).

Response: We will appropriately expand the disclosure in our future filings.

24.
Please revise future filings to provide a description of the policy for charging off uncollectible financing receivables under US GAAP. In this regard, we note your disclosure beginning on page F-32; however, it appears that there may be some difference between your charge-off policies under Indian GAAP, which are recorded pursuant to RBI guidelines, and US GAAP, which are recorded when the loss is considered to be confirmed. Refer to ASU 310-10-50-11B(b).

Response: We will appropriately expand the disclosure in our future filings.

25.
We note your disclosure on page F-92 that your provision on performing loans was higher under US GAAP in 2011 primarily because of loans acquired from erstwhile Bank of Rajasthan. Please tell us why these loans caused your provision to increase under US GAAP given that they were recorded at fair value. Please discuss the factors considered in determining these loans needed an additional provision subsequent to acquisition.

Response: An additional provision on loans acquired from Bank of Rajasthan was determined due to collective provisioning made on performing loans based on ICICI bank’s historical and projected default rates and loss severities at year-end fiscal 2011. The loans of the erstwhile Bank of Rajasthan Limited were recorded by us at fair value at the time of acquisition. The fair value of the acquired corporate loans was determined by discounting the expected future cash flows of the loans at the current interest rates. Subsequent to the acquisition, these loans became part of ICICI bank’s portfolio and were tested for impairment and for related allowance for loan loss requirements at year-end fiscal 2011, in accordance with the methodology discussed by us on page F-90 of 20-F. Under U.S. GAAP, allowances on performing loans are based on the estimated probable losses inherent in the portfolio. The allowances on the performing portfolios are established after considering historical and projected default rates and loss severities.

Accordingly, the loans acquired from erstwhile Bank of Rajasthan and considered as performing, were included in the calculation of allowance on performing loans at the year-end fiscal 2011, which resulted in additional loan loss provisions on these loans.

2012.04.26.11

CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

c) Consolidation, page F-93

26.
Please refer to our previous comment 21 in our letter dated July 8, 2011. We note the additional detail included in your 2011 Form 20-F; however, it still remains unclear how all of the consolidation reconciling items are determined and the related drivers of the differences. For example, please expand your disclosure to add footnotes note describing that the line item “net reconciliation difference for insurance subsidiaries” consists of the total differences between US GAAP and Indian GAAP noted separately below for your life insurance and general insurance subsidiaries, and then discuss how the ultimate adjustment in the line item titled “profit/(loss) from insurance subsidiaries attributable to the Group” is arrived at. Additionally, given the significant profit/loss difference attributable to differences in the consolidation of your variable interest entities, please describe in further detail the drivers of the profit/loss differences caused by the consolidation of these entities and explain any amounts that may be attributable to the minority interest holders in these structures.

Response: We will appropriately expand the disclosure in our future filings to clarify how the consolidation reconciling items are determined and the related drivers of the differences.

27.
We note your disclosure on page 134 that transactions with the Reserve Bank of India under the Liquidity Adjustment Facility continue to be accounted for as sale and repurchase transactions. Please tell us whether you consider this accounting under Indian GAAP to be a reconciling item under US GAAP. If not, please tell us the factors considered when concluding that the accounting is the same under US GAAP. Please also disclose the average balances of these transactions in future filings.

Response: As described below, we believe the accounting treatment for interest cost and interest income on these transactions is the same under both Indian GAAP and U.S. GAAP and does not create any reconciling item.

Repurchase transactions and reverse repurchase transactions under the Liquidity Adjustment Facility with the Reserve Bank of India are each two-step transactions. In the first step of a repurchase transaction under the Liquidity Adjustment Facility, we remove securities from our investment portfolio by selling them to Reserve Bank of India. In the first step of a reverse repurchase transaction under the Liquidity Adjustment Facility, by contrast, we add securities to our investment portfolio by purchasing securities from Reserve Bank of India. The second step of a repurchase transaction or a reverse repurchase transaction under the Liquidity Adjustment Facility involves the “reversal” of the first step. In the case of repurchase transactions under the Liquidity Adjustment Facility, the second step involves repurchasing the sold securities; in the case of reverse repurchase transactions

2012.04.26.12

CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

under the Liquidity Adjustment Facility, the second step involves selling the purchased securities. However, the net income impact of a repurchase transaction under the Liquidity Adjustment Facility is recognition of contracted interest expense, whereas the net income impact of a reverse repurchase transaction under the Liquidity Adjustment Facility is recognition of contracted interest income.

Under U.S. GAAP (ASC Topic 860), the repurchase and reverse repurchase transactions under the Liquidity Adjustment Facility with Reserve Bank of India described above qualify for accounting treatment as repurchase agreements since they satisfy all the conditions specified in Paragraph 860-10-40-24, which precludes sale accounting for these transactions. Accordingly, these transactions receive treatment as secured borrowings and lendings, in accordance with Paragraph 860-10-40-23. As the accounting treatment of interest cost or income of these transactions is the same both under Indian GAAP and U.S. GAAP, there was no reconciling item under U.S. GAAP in our filing.

In our future filings, we will expand our disclosure on repurchase transactions to include average balances of transactions under the Liquidity Adjustment Facility with Reserve Bank of India.

d) Valuation of debt and equity securities, page F-98

28.
We note your disclosure regarding the various reconciling items relating to trading, available for sale and held to maturity investment classifications. Please revise your disclosure in future filings to provide the following disclosures:

•
Clarify whether you classify any investment securities as trading for US GAAP purposes. If so, please revise your disclosures to provide the balance of each type of security accounted for as trading under US GAAP.

•	Please revise to provide the balance of amortized cost, gross unrealized gain, gross unrealized loss and fair value for each type of available for sale security. Refer to ASC 320-10-50-2.

Response: We will appropriately expand the disclosure in our future filings.

29.
You appear to have more than one factor driving the reconciling items related to the valuation of debt and equity securities. For example, there appear to be differences in accounting for unrealized gains and losses, differences in classification of securities and differences in accounting for the purchase and sale of securities. Please revise your disclosures in future filings to separately quantify each individual item that drives the total reconciling item reported in your schedule on page F-87.

Response: We will appropriately expand the disclosure in our future filings.

2012.04.26.13

CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

i) Deferred taxes, page F-100

30.
Your disclosure on page F-26 indicates that under Indian GAAP, a deferred tax asset is recognized and reassessed at each reporting date based on management’s judgment as to whether their realization is considered reasonably certain. This appears to differ from the US GAAP requirement that a valuation allowance be recognized when it is more likely than not that the deferred tax asset will not be realized.  Please tell us whether you consider this difference to be a reconciling item, and if not, tell us why not.

Response: We have disclosed on page F-25 of 20-F that we determine deferred tax expenses as per Accounting Standard 22 (AS-22) on ‘Accounting for Taxes on Income’ issued by the Institute of Chartered Accountants of India. As per AS-22, deferred tax assets should be recognised and carried forward only to the extent that there is a reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised. Accordingly, the deferred tax assets are required to be recognised and carried forward only to the extent that there is a reasonable certainty of their realization based on past record and realistic estimates of profits for the future. The evaluation of ‘reasonable certainty’ done by us under Indian GAAP is not different from the criteria of ‘more likely than not’ under US GAAP. Accordingly, it has not been considered to be a reconciling item for recognition of deferred tax.

21. Notes under US GAAP, page F-101

31.
Please revise future filings to disclose both the balance of your allowance for loan losses and your recorded investment in financing receivables by impairment method (e.g. collectively evaluated, individually evaluated, etc.) for each loan portfolio segment under US GAAP. Refer to ASC 310-10-50-11B(g) and (h).

Response: We will appropriately expand the disclosure in our future filings.

32.
Please revise future filings to disclose your recorded investment in impaired loans under US GAAP, the amount of that recorded investment for which there is a related allowance for credit losses and the amount of that allowance as well as the amount of that recorded investment for which there is no related allowance for credit losses. Refer to ASC 310-10-50-15(a)(3) and (4).

Response: We will appropriately expand the disclosure in our future filings.

33.	We note your discussion of credit quality indicators on page F-69, which includes three categories: Above BBB-, below BBB- and unrated. We also note

2012.04.26.14

CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

your disclosure on page 57 that you have “twelve ratings ranging from AAA to B, an additional default rating of D and short-term ratings from S1 to S8.” Given the broad range of loans included within each of your disclosed categories, please revise your future filings to disaggregate these indicators further. For example, as of March 31, 2011, you have classified 86% of your loans as investment grade. However, investors would likely consider loans classified as AAA or AA loans quite differently than loans classified as BBB. Therefore, please revise to disaggregate these indicators further and describe how each disclosed category relates to the likelihood of loss. Please refer to the guidance in ASC 310-10-50-29 and ASC 310-10-50-30.

Response: We will appropriately expand the disclosure in our future filings.

General

34.
We note that your Memorandum of Association and Articles of Association allow your directors to refer any claim, demand, dispute or any other issue by or against you to arbitration. Please provide us with an analysis addressing:

•	whether the provisions imply that shareholders have consented to arbitration with respect to shareholder disputes; and

•	how these provisions, when applied to claims related to the federal securities laws, are consistent with Section 14 of the Securities Act.

Your analysis should include a discussion of procedural protections, substantive remedies and Commission oversight.

Response: The arbitration provision in question in the Memorandum of Association and Articles of Association is as follows:

POWERS OF DIRECTORS
…
167. Without prejudice to the general powers conferred by the last preceding Article and the other powers conferred by these presents but subject, however, to the provisions of the Act, the Memorandum and these presents it is hereby expressly declared that the Directors shall have the following powers:
…
(l) to refer any claim or demand by or against the Company to Arbitration and observe and perform the awards.

This provision confers authority on the Board to agree upon arbitration as a means of dispute resolution, but does not require the Board to use that authority. Notwithstanding this grant of authority, the Company’s ability to enter into arbitration is subject to applicable law, including contract law, Section 14 of the Securities Act and requirements that all parties

2012.04.26.15

CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

consent to arbitration as a means of dispute resolution. The Company does not believe that this provision indicates that shareholders have consented to arbitration with respect to shareholder disputes. This provision does not and cannot bind other parties, including our shareholders. In addition, we have no other provision in our Memorandum of Association or Articles of Association which allows Directors to refer claims, demands, disputes, or any other issues to arbitration.

Because neither this arbitration provision nor any other provision of our Memorandum of Association and Articles of Association force a shareholder into arbitration, our Memorandum of Association and Articles of Association are not inconsistent with Section 14 of the Securities Act.

*           *           *

ICICI Bank Limited hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attempted to address each of the comments raised in your letter and any concerns that the Staff may have. If you have any questions or if we can provide any additional information, please feel free to contact me at (91) 22- 2653-6157 (rakesh.jha@icicibank.com) or Margaret E. Tahyar at (212) 450-4379 (margaret.tahyar@davispolk.com).

Sincerely yours,

/s/ Rakesh Jha
Rakesh Jha Deputy Chief Financial Officer

2012.04.26.16

CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

cc:	Akeel Master, KPMG Margaret E. Tahyar, Esq., Davis Polk & Wardwell

2012.04.26.17